PRICE ASSET MANAGEMENT

General Partner of the Price Fund I, LP

December 4, 2007

Jennifer Monick

Staff Accountant

Division of Corporation Finance

U.S. Securities Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	The Price Fund I, L.P. Form 10-K for Fiscal Year Ended December 31, 2006 Filed April 2, 2007 File No. 333-74176

Dear Ms. Monick:

I am replying to your November 19, 2007 containing comments to the Form 10-K filing above-referenced. Set forth below in sequence are our responses to each of the comments you raised.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Results of Operations, page 10

1.	We have reviewed your response to our prior one. Please revise your results of operations discussion in the future filings to include a discussion of all three years presented.

RESPONSE: We will include these discussions in future filings.

Financial Statements

2. Within you next response, please provide to us the management representations at the end of our October 31, 2007 letter.

PRICE ASSET MANAGEMENT

General Partner of the Price Fund I, LP

RESPONSE: The Company is responsible for the adequacy and accuracy of the disclosure in the filings. However, the Company acknowledges that staff comments and/or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to any filing. Also, the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Feel free to contact me with any comment or additional questions you may have once you have had an opportunity to review the foregoing items.

Sincerely,

/s/ Allen D. Goodman
Allen D. Goodman
CFO, Price Asset Management